

January 11, 2024

Nicholas J. Chulos
Executive Vice President, Chief Legal Officer, and Corporate Secretary
Old National Bancorp
One Main Street
Evansville, IN 47708

> **Re: Old National Bancorp**
> **Registration Statement on Form S-4**
> **Filed January 3, 2024**
> **File No. 333-276362**

Dear Nicholas J. Chulos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Scott R. Fryzel, Esq.